EXHIBIT 99.1

RedHill Biopharma to Present at the 25th Annual ROTH Conference

TEL-AVIV, Israel, March 6, 2013 (GLOBE NEWSWIRE) -- RedHill Biopharma Ltd. (Nasdaq:RDHL) (TASE:RDHL) (the "Company" or "RedHill"), an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, patent-protected, new formulations and combinations of existing drugs, today announced that Dror Ben-Asher, the Company's Chief Executive Officer, will present an overview of the Company at the 25th Annual ROTH Conference. The RedHill presentation will take place at the Ritz Carlton in Laguna Niguel, on Tuesday, March 19, 2013 at 10:30am PDT.

About RedHill Biopharma Ltd.:

RedHill Biopharma is an emerging Israeli biopharmaceutical company focused primarily on the development and acquisition of late clinical-stage, patent protected, new formulations and combinations of existing drugs. The Company's current product pipeline includes a once-daily formulation of a leading congestive heart failure and high blood pressure drug, a once-daily formulation of a leading chemotherapy and radiotherapy-induced nausea and vomiting prevention drug, an oral thin film formulation drug for the treatment of acute migraine, a combination therapy for the treatment of Crohn's disease as well as Multiple Sclerosis (MS), a combination therapy for the treatment of Helicobacter pylori bacteria causing ulcers, and an encapsulated formulation for bowel preparation (laxative) ahead of colonoscopy. For more information please visit: www.redhillbio.com.

CONTACT: PR contact (US):
         Lauren Glaser
         Vice President
         The Trout Group
         +1-646-378-2972
         lglaser@troutgroup.com

         Company contact:
         Adi Frish
         Senior VP Business Development & Licensing
         RedHill Biopharma
         +972-54-6543-112
         adi@redhillbio.com